ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

January 14, 2021

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Raminpour

Ms. Erin Purnell

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp.

Amendment No. 5 to

Registration Statement on Form S-1

Filed January 13, 2021

File No. 333-248490

Ladies and Gentlemen:

On behalf of our client, ComSovereign Holding Corp., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-referenced draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2020.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 12, 2021 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised Amendment No. 5 to update other disclosures in the Registration Statement.

Securities and Exchange Commission

January 14, 2021

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 5 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1

Executive Compensation, page 78

1.	Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2020. Refer to Item 402(c) of Regulation S-K.

Response: The Company has complied with the Staff’s request by updating the executive compensation disclosure to reflect the fiscal year eneded December 31, 2020. Please see pages 78-84 of Amendment No. 5.

*     *     *

As it is the goal of the Company to go to market with the offering contemplated by the Registration Statement on January 15, 2020 and to have the Form S-1 declared effective as soon as possible thereafter, the Company would greatly appreciate the Staff’s review of the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Hodges
ComSovereign Holding Corp.